Exhibit 99.3

http://www.chinacache.com

CHINACACHE INTERNATIONAL HOLDINGS LTD

(Incorporated in the Cayman Islands with limited liability)

(NASDAQ Ticker: CCIH)

Form of Proxy for Annual General Meeting

to be held on July 2, 2012

(or any adjourned or postponed meeting thereof)

Introduction

This Form of Proxy is furnished in connection with the solicitation by the board of directors of ChinaCache International Holdings Ltd., a Cayman Islands company (the “Company”), of proxies from the holders of the issued and outstanding ordinary shares of the Company, par value US$0.0001 per share (the “Ordinary Shares”) to be exercised at the annual general meeting of the Company (the “AGM”) to be held at 42/F, Edinburgh Tower, The Landmark, 15 Queen’s Road Central, Hong Kong on July 2, 2012 at 10:00 a.m. (local time), and at any adjourned or postponed meeting thereof, for the purpose set forth in the accompanying Notice of Annual General Meeting (the “AGM Notice”).

Only the holders of record of the Ordinary Shares at the close of business on May 15, 2012 (the “Record Date”) are entitled to notice of and to vote at the AGM.  The quorum of the AGM is at least one shareholder holding no less than an aggregate of one-third of all voting share capital of the Company present in person or by proxy and entitled to vote on the resolution(s) to be considered at the AGM.  This Form of Proxy and the accompanying AGM Notice are first being mailed to the shareholders of the Company on or about May 21, 2012.

The Ordinary Shares represented by all properly executed proxies returned to the Company will be voted at the AGM as indicated. If no instruction is given in a properly executed proxy returned to the Company, the proxy holder named therein will be entitled to vote or abstain at his discretion.  As to any other business that may properly come before the AGM, all properly executed proxies will be voted by the proxy holders named therein in accordance with their discretion.  The Company does not presently know of any other business which may come before the AGM.  However, if any other matter properly comes before the AGM or any adjourned or postponed meeting thereof, unless otherwise indicated, the proxies solicited hereby will be voted on such matter in accordance with the discretion of the proxy holders named therein.  Any person giving a proxy has the right to revoke it at any time before it is exercised (i) by filing with the Company a duly signed revocation at its office at 6/F, Block A, Galaxy Plaza, No. 10 Jiuxianqiao Road Middle, Chaoyang District, Beijing 100015, People’s Republic of China or (ii) by voting in person at the AGM.

To be valid, this Form of Proxy must be completed, signed and delivered to the Company’s office at 6/F, Block A, Galaxy Plaza, No. 10 Jiuxianqiao Road Middle, Chaoyang District, Beijing 100015, People’s Republic of China as soon as possible so that it is received by the Company no later than June 22, 2012.

ChinaCache International Holdings Ltd. TEL (8610)64373399 FAX (8610)64374251

6th Floor, Tower A, Galaxy Building, No. 10 Jiuxianqiao ZhongLu, Chaoyang District, Beijing 10015 P.R China

CHINACACHE INTERNATIONAL HOLDINGS LTD.

(Incorporated in the Cayman Islands with limited liability)

(NASDAQ Ticker: CCIH)

Form of Proxy for Annual General Meeting

to be held on July 2, 2012

(or any adjourned or postponed meeting thereof)

I/We                                                                                                                                                    of                                                                                                                                                               , being the registered holder of                                                          ordinary shares(1), par value US$0.0001 per share, of ChinaCache International Holdings Ltd. (the “Company”) hereby appoint the Chairman of the Annual General Meeting(2) or                                                                                                                                            of                                                                                                                         as my/our proxy to attend and act for me/us at the Annual General Meeting (or at any adjourned or postponed meeting thereof) of the Company to be held at 42/F, Edinburgh Tower, The Landmark, 15 Queen’s Road Central, Hong Kong, and in the event of a poll, to vote for me/us as indicated below, or if no such indication is given, as my/our proxy thinks fit.

RESOLUTION	FOR(3)	AGAINST(3)	ABSTAIN(3)
The resolution as set out in the Notice of Annual General Meeting regarding the amendment to Section 3.1(a) of the ChinaCache International Holdings Ltd. 2011 Share Incentive Plan

Dated , 2012	Signature(s)(4)

(1)             Please insert the number of shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

(2)             If any proxy other than the Chairman of the Annual General Meeting is preferred, strike out the words “the Chairman of the Annual General Meeting or” and insert the name and address of the proxy desired in the space provided. A member may appoint one or more proxies to attend and vote in his stead. Any alteration made to this form of proxy must be initialed by the person(s) who sign(s) it.

(3)             IMPORTANT: If you wish to vote for the resolution, tick the box marked “FOR”. If you wish to vote against the resolution, tick the box marked “AGAINST”. If you wish to abstain from voting on the resolution, tick the box marked “ABSTAIN”.

(4)             This form of proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be either executed under its common seal or under the hand of an officer or attorney duly authorized to sign the same.